October 30, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:         Evoqua Water Technologies Corp. (the “Company”)

Registration Statement on Form S-1 (File No. 333-220785)

Ladies and Gentlemen:

As representatives of the several underwriters of the Company’s proposed public offering of up to 31,944,443 shares of common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 p.m. (EDT) on November 1, 2017, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus, dated October 18, 2017, through the date hereof:

Preliminary Prospectus dated October 18, 2017:

2,650 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC
J.P. MORGAN SECURITIES LLC

As Representatives of the several Underwriters

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ John B. Pilant
	Name:	John B. Pilant
	Title:	Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Shevon Newman
	Name:	Shevon Newman
	Title:	Vice President

[Signature Page to Underwriter Acceleration Request]